Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                                      Name and Address of Company

Century Mining Corporation

441 Peace Portal Drive

Blaine, WA

98230  USA

Item 2                                      Date of Material Change

August 7, 2007

Item 3                                      News Release

A press release with respect to the material change described herein was issued on August 7, 2007 via Marketwire.

Item 4                                      Summary of Material Change

Century Mining Corporation (“Century”) has (subject to TSX Venture Exchange approval) acquired the mining concessions and surface rights of the Huancacancha precious metal property in Peru, an advanced stage exploration property.  The purchase price of US$24,500,000 will be financed by the sellers over a five-year period.  Century is arranging a long term debt facility which, along with ongoing cash flow from existing operations, will enable the company to cover its ongoing obligations.

Item 5                                      Full Description of Material Change

Century has (subject to TSX Venture Exchange approval) acquired the mining concessions and surface rights of the Huancacancha precious metal property in Peru, an advanced stage exploration property.  The property is approximately 1,900 hectares and is in the Department of Ancash in north-central Peru.  The project is 45 km south of Huaraz City and 55 km south of Barrick’s Pierina mine.

The deposit is currently defined by 83 drill holes containing approximately 5,500 meters of reverse circulation and diamond core drilling.  The 800m x 400m target area is characterized by intense vuggy silica, quartz-alunite and argillic alteration.  The alteration is hosted in the Calipuy group, a suite of volcanic rock characterized by basal andesitic lavas overlying rhyodacitic pumic and lithic tuffs.  This host rock is identical to Barrick’s Pierina deposit.  Oxidation has been identified to a depth of 50 meters and is open in this direction.  Intense hydrothermal breccia has also been identified in surface outcrops.  The deposit represents a bulk minable open-pit heap leach oxide gold and associated silver target.  There are also indications of sulfide mineralization at depth.

The Company plans to immediately complete an assessment of the property including confirmation drilling.

The purchase price for this acquisition is US$24.5 million, is being financed by the sellers over a five-year period, and is to be paid as follows:

•                  US$215,000 was paid at closing; and

•                  yearly amounts of US$2,285,000, US$3 million, US$4 million, US$5 million,  and US$10 million each paid in 12 monthly installments

Century may terminate this agreement at any time without penalty and without any subsequent payment obligations to the vendor by returning the concessions to the vendor.

Century is arranging a long term debt facility which, along with ongoing cash flow from existing operations, will enable the company to cover its ongoing obligations.

The transaction is subject to the finalization of all documentation and approval of the TSX Venture Exchange.

Item 6                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7                                      Omitted Information

Not applicable.

Item 8                                      Executive Officer

For further information contact Brent Jones, Manager of Investor Relations at Century Mining Corporation, (360) 332-4653.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 15th day of August, 2007.

CENTURY MINING CORPORATION

By:	“William J.V. Sheridan”
Name: William J. V. Sheridan
Title: Secretary and Director